

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Wanhong Tan
Chief Financial Officer
Moxian (BVI) Inc
Room 2102, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street
Chaoyang District
Beijing 100020, China

   Re: Moxian (BVI) Inc
     Form 20-F for the Fiscal Year Ended December 31, 2022
     File No. 333-256665

Dear Wanhong Tan:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Disclosure Review Porgram

cc: Anthony W. Basch